UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: April 23, 2014

Commission File Number 333-179250

NAVIOS SOUTH AMERICAN LOGISTICS INC.

Aguada Park Free Zone

Paraguay 2141, Of. 1603

Montevideo, Uruguay

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No   ☒

Closing of Notes Offering

On April 22, 2014, Navios South American Logistics Inc. (“Navios Logistics”) and Navios Logistics Finance (US) Inc., its wholly owned subsidiary (“Navios Logistics Finance” and, together with Navios Logistics, the “Co-Issuers”), completed the sale of $375.0 million in aggregate principal amount of 7.250% Senior Notes due 2022 (the “Notes”). A copy of the press release announcing the closing of the Notes offering is furnished as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

In connection with the closing of the Notes offering, the Co-Issuers, the guarantors of the Notes and Wells Fargo Bank, National Association, as trustee, entered into the Indenture, dated April 22, 2014, relating to the Notes (the “Indenture”). Interest on the Notes will be payable on May 1 and November 1 of each year, beginning November 1, 2014, and the Notes will mature on May 1, 2022. On or after May 1, 2017, the Co-Issuers may redeem some or all of the Notes at the redemption prices set forth in the Indenture. In addition, before May 1, 2017, the Co-Issuers may redeem up to 35% of the aggregate principal amount of the Notes at the redemption prices set forth in the Indenture with an amount equal to the net cash proceeds of one or more equity offerings so long as at least 65% of the originally issued aggregate principal amount of the Notes remains outstanding. The Co-Issuers may redeem some or all of the Notes at any time before May 1, 2017, at a price equal to 100% of the principal amount plus accrued and unpaid interest, if any, to the redemption date and a “make-whole” premium described in the Indenture. The Co-Issuers may also redeem all, but not less than all, of the Notes at a price equal to 100% of the principal amount plus accrued and unpaid interest, if any, upon certain changes in law that would trigger the payment of withholding taxes. Furthermore, upon the occurrence of certain change of control events, the Co-Issuers may be required to offer to purchase Notes from holders.

The Notes are the senior obligations of the Co-Issuers and rank equal in right of payment to all of their existing and future senior indebtedness and senior in right of payment to all of their existing and future subordinated indebtedness. The Notes are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries (other than Navios Logistics Finance and Horamar do Brasil Navegação Ltda). The Indenture contains restrictive covenants that limit, among other things, the ability of the Co-Issuers and their subsidiaries to incur additional indebtedness, pay dividends and make distributions on common and preferred stock, make other restricted payments, make investments, incur liens, consolidate, merge, sell or otherwise dispose of all or substantially all of their assets and enter into certain transactions with affiliates, in each case, subject to exclusions, and other customary covenants. The Indenture also contains customary events of default. Additional terms and conditions of the Notes are contained in the Indenture, which is attached as Exhibit 4.1 to this Report on Form 6-K and is incorporated herein by reference.

Expiration of Tender Offer Consent Payment Deadline

On April 22, 2014, Navios Logistics announced the expiration on April 21, 2014 of the consent payment deadline under its previously announced cash tender offer (the “Tender Offer”) for any and all of its outstanding 9  1⁄4% Senior Notes due 2019 (the “2019 Notes”) and consent solicitation to eliminate or modify most of the restrictive covenants and certain events of default and make other changes to provisions contained in the indenture governing the 2019 Notes (the “Consent Solicitation”). A copy of the press release announcing the expiration of the tender offer consent deadline is furnished as Exhibit 99.2 to this Report on Form 6-K and is incorporated herein by reference.

Pursuant to the terms of the Tender Offer, on April 22, 2014, the Co-Issuers accepted for payment, and paid for, all 2019 Notes validly tendered and not validly withdrawn prior to the consent payment deadline, comprising $283,405,000.00 in aggregate principal amount (representing approximately 97.73%) of outstanding 2019 Notes. After the purchase by the Co-Issuers of all 2019 Notes validly tendered and not validly withdrawn prior to the consent payment deadline, the indenture governing the remaining 2019 Notes was satisfied and discharged and the Co-Issuers issued a notice of redemption discussed in more detail below.

Pursuant to the Consent Solicitation, the Co-Issuers received the requisite consents to amend the indenture governing the 2019 Notes. On April 22, 2014, the Co-Issuers and the guarantors of the 2019 Notes and Wells Fargo Bank, National Association, as trustee, executed the Seventh Supplemental Indenture (the “Supplemental Indenture”) to eliminate or modify most of the restrictive covenants and certain events of default and make certain other changes. A copy of the Supplemental Indenture is attached as Exhibit 4.2 to this Report on Form 6-K and is incorporated herein by reference.

2

Any 2019 Notes validly tendered after the consent payment deadline but before the expiration of the Tender Offer will be eligible to receive the Tender Offer consideration of $1,046.37 per $1,000 principal amount of 2019 Notes, plus accrued and unpaid interest to, but not including, the final payment date for the tendered 2019 Notes, but not the consent payment. The Tender Offer remains open and is scheduled to expire at 12:00 midnight, New York City time, on May 5, 2014, unless extended by the Co-Issuers (the “Expiration Time”). Other than as required by applicable law, tendered 2019 Notes may not be withdrawn. The Co-Issuers currently expect to have a final payment date promptly following the Expiration Time for any 2019 Notes tendered after the consent payment deadline.

Redemption of Remaining 2019 Notes

On April 22, 2014, the Co-Issuers also announced that they will redeem for cash, on May 22, 2014, all 2019 Notes that remain outstanding after completion of the Tender Offer, at a redemption price of $1,069.38 per $1,000 principal amount of 2019 Notes, plus accrued and unpaid interest to, but not including, that redemption date. Distribution of an official notice of redemption to holders of the 2019 Notes commenced on April 22, 2014. A copy of the press release announcing the notice of redemption of the remaining 2019 Notes is furnished as Exhibit 99.2 to this Report on Form 6-K and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

Date: April 23, 2014	By:	/s/ Angeliki Frangou
Name: Angeliki Frangou
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Exhibit

4.1	Indenture dated April 22, 2014

4.2	Seventh Supplemental Indenture dated April 22, 2014

99.1	Press Release dated April 22, 2014

99.2	Press Release dated April 22, 2014